     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp
Commission File No. 000-26086

     The following is the transcript from the investor conference call held by The PNC Financial Services Group, Inc on July 19, 2007 in connection with the announcement of PNC’s earnings for the second quarter of 2007. The press release, financial statements and accompanying slides referred to in the following transcript were previously filed on July 19, 2007 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Bill Callihan: Thank you. Good morning and welcome to today’s conference call for The PNC Financial Services Group. Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Rick Johnson, the company’s Chief Financial Officer.

In the following comments, we will refer to adjusted results for the second quarter and for year to date periods of 2007 and 2006, as well as various other [prior] periods. We believe these adjustments, taken together with our reported results, will [help] provide a clearer picture of PNC’s results and trends, given the significant impact of our deconsolidation of BlackRock and will help us to illustrate the impact of certain other items.

The adjustments report our investment in BlackRock as [if we had also] recorded [it] on the equity method of accounting prior to [closing] the Merrill Lynch investment business transaction in order to put all periods on a comparable basis. They also adjust, [as] applicable, [for] the following [types of] items: acquisition [and] integration costs; net effects of [our] BlackRock LTIP shares obligation; our third quarter 2006 gains on the BlackRock/MLIM transaction and costs of securities and mortgage [loan] repositionings.

We provide details of the adjustments and reconciliations to reported results [of these] and other [non-]GAAP financial measures that we may discuss either in our discussion or in the Consolidated Financial Highlights section in today’s earnings release, in the appendix [to the] presentation slides for today’s conference call, and in our Financial Supplement, [current] Form 10-K and 10-Q, and other documents available on our web site at www.pnc.com in the “About [PNC] – Investor Relations” section.

Also, as a reminder, the following statements contain forward-looking information. Actual results and future events could differ, possibly materially, from those that we have anticipated in our statements and from our historical performance due to a variety of factors including those described in this call, today’s earnings release, supplementary financial information and slides, and in our 2006 Form 10-K, most recent Form 10-Q and other SEC reports. These statements speak only as of July 19, 2007 and PNC undertakes no obligation to update them.

Please note that a slide presentation accompanies our remarks, and you can see the slide presentation along with our second quarter [2007] earnings release and supplementary information on our web site.

I’d now like to turn the call over to Jim Rohr.

Jim Rohr: Thank you Bill, and good morning and thanks for joining us today.

I’m pleased to report that once again we executed on our key strategies that we’ve outlined for you and they continue to propel us on our journey to becoming a great company.

Now despite the difficult environment, I was pleased by a number of things. First of all, all of our primary businesses met or exceeded expectations this quarter, and they reported solid revenue growth and momentum.

I was also pleased about our expenses being well contained – and our risk positions are solid. And I’m particularly pleased with our continued strong asset quality.

As you can see from our results this quarter, we earned $423 million, or $1.22 per diluted share. Now while I’m disappointed that this is a little less than I had hoped, the shortfall is attributed to our private equity and trading areas, where the comparison to the first quarter was substantial, and the impact related to our cross-border leasing tax exposure. I’m actually pleased that we’re making progress in resolving that issue, and Rick will talk to you about that more in a moment.

But notwithstanding those items, I’m pleased that our net income for the first six months of this year are up 20%, versus the first half of last year – and they’re consistent with our expectations.

With the successes we’ve had in the first half, and the fact that we’re enjoying just the revenue from Mercantile, without the benefit of the cost saves – we expect to be seeing those cost saves in the fourth quarter – that we’re on course to having another good year, and we believe that this full year will be well within the range of expectations.

Now this quarter’s results were again driven by our focus on attracting, acquiring, retaining and deepening client relationships, our focus on creating positive operating leverage, and our overall effective use of capital.

In a minute, Rick will provide additional details, but first I’d like to tell you about some of our successes that continue to drive our business results.

Now let me start by saying that we have a track record of setting goals and meeting expectations on our journey to building a great company. In other words, when we identify an initiative on this journey, we are steadfastly committed to a successful execution.

Today, as we’re all aware, the biggest challenge in the industry is not only growing quality revenue – but keeping it. Clearly, the opportunity for us to grow organically depends upon our ability to attract new customers and expand our existing customer relationships to gain a greater share of their wallet.

Over the past year, we’ve made some significant investments in our retail distribution capabilities that will help us expand our presence in the payments space. And we’ve also launched a very aggressive branding effort – one of the largest in our history.

But one of the key initiatives to differentiating our brand is further improving customer service and I’m personally committed to our goal of differentiating PNC in this area.

Recently, I noted that PNC was ranked highest in customer satisfaction with small business banking, according to a J.D. Power study, and we have plans to capitalize on the successes that brought us this recognition throughout our expanded footprint. This is just part of the reason we’re so optimistic about our recently announced acquisitions.

Now on the consumer side, we were not as satisfied as we might have been. We began focusing our efforts over a year ago. If you recall, last quarter I told you about our “human sigma” program, which we developed in collaboration with the Gallup organization at the end of last year, to improve our existing customer experience in our other channels.

I’m pleased to report that our early results show improvements in our customer satisfaction scores, in our branches and call centers – with even more improvements expected as the process evolves.

One particular example would be that last July we redesigned pnc.com, and I’m pleased to report that our customer online experience has improved dramatically. According to a recent survey this year, we’ve moved well into the top ten of consumer banking sites in overall site performance measurement.

Since the site was re-launched, traffic has increased by 15 to 20% and sales within the channel – that is, users who apply for a loan or open an account online – have increased 35 to 40%.

And in addition, the percentage of consumer DDA households utilizing online banking and online bill payment has increased year over year from 51 and 17%, to 55 and 29%, respectively.

Now as a follow-up to our conversation last quarter, our new checking account products now have 15% higher initial balances since the introduction of our free ATM offer. In addition, our more affluent customer prospects, such as business travelers, recognize the benefit of banking with PNC.

Debit card usage growth continues and our net growth in checking account relationships has also improved. That’s the reason why the consumer bank did so well in the second quarter and in the first half.

Now in the Corporate & Institutional business, our focus remains on a greater penetration of fee-based products, in part by accelerating our efforts to deliver the full power of PNC’s offerings to its clients. Accordingly, customer-related fees are up strongly, not the least of which is corporate services, which grew nicely year over year.

Despite the dislocation in some areas of the credit markets, our syndication pipeline is strong, and we have no trouble finding buyers for the type of credit that we’re originating, given our approach to underwriting.

And as you know, our Corporate & Institutional bank is significantly fee driven and in the last quarter 49% of total revenues came in fees, so we don’t have to take the credit risk driven by net interest income needs.

Moving on to PFPC – reported earnings growth of about 20% year over year and maintains its stronghold as a full service provider to the global funds industry, and it continues to invest earnings from traditional products into higher margin emerging products.

In fact, revenue growth reflects, in part, the successful conversion of two new significant client wins during the quarter and most notably, PFPC hit two major milestones during the quarter when both managed account services and offshore operations topped $100 billion in assets under administration.

I’m also happy to say that the pipeline of new clients for PFPC is strong as well, and we continue to remain optimistic about its prospects for growth.

Last but not least, yesterday BlackRock reported a very strong quarter, as well as the agreement to acquire the fund of funds business of the Quellos Group. Here again, I’m pleased with the results of the MLIM integration, the assets under management growth, and the strategic decisions being made to expand distribution and product capabilities.

Obviously, with the disappointing areas being private equity and trading – we weren’t pleased with those. But all in all, I’m pleased with the results of our primary banking businesses, as well as PFPC and BlackRock.

Our model and the success we have in executing our strategies result in the ongoing capital flexibility required to make truly disciplined capital deployment decisions.

Now let me talk about acquisitions briefly. With regard to the Mercantile acquisition, the leadership is in place, the training sites have been prepared, a comprehensive customer communications initiative was launched, product specialists have been deployed, branch merchandising plans were initiated, and the final integration tests for the systems conversions are on pace for September 15.

As a matter of fact, I can tell you today that I’m even more confident that based on our progress, we will deliver the returns that we announced to you last fall.

Two other acquisitions I would like to comment on. Last month, we announced an agreement to acquire Yardville National Bancorp, with 33 branches – mostly in north-central New Jersey.

And this morning, we announced an agreement to acquire Sterling, with 67 branches – mostly in our central Pennsylvania region.

These transactions are expected to continue our revenue growth momentum and illustrate our strategy of expanding our in-footprint distribution network in growing affluent areas where we can leverage our scale and deliver an expanded fee-based product set to their clients.

In the case of Yardville, we expect the acquisition to result in PNC having the number 1 deposit share in three of the nation’s wealthiest counties. In the case of Sterling, it is expected to provide us with a meaningful presence in several of the fastest growing counties in Pennsylvania and bridge the gaps nicely among our Harrisburg, Philadelphia and Baltimore markets.

And also, both of these transactions reflect our strategy of disciplined, effective capital deployment, as evidenced by the expected first full-year accretion and an estimated 15% internal rate of return.

With our model, and the confidence I have in our leadership team, integrations of this size are not expected to distract us from our Mercantile integration activities. As I mentioned, Mercantile’s integration takes place in September with the smaller ones taking place next year.

Now, Rick will provide you with more detail about our outlook and how we’re executing relative to our overall strategies. Rick?

Rick Johnson: Thank you very much, Jim, and good morning everyone. This was another solid quarter for PNC, with earnings of $1.22 per diluted share, or $1.25 when adjusted for integration costs.

I want to give you a couple of key takeaways for this quarter. First, a strong performance by our primary businesses was partially offset by weak results in private equity and trading activities and a cross-border lease impact, which is why, I believe, PNC’s core earnings are much higher than the $1.25 adjusted results reported above.

Second, despite these softer items, we continue to create positive operating leverage with customer revenue growth and disciplined expense management.

Third, our risk profile continues to be well-positioned to deliver solid results in this challenging market environment.

And finally, our fourth key takeaway, which is, we remain confident in our ability to grow earnings, fund our investments, including Sterling, and continue to commit to an $800 million share repurchase program for 2007.

Now let’s take a look at Slide 5 and take a look at our revenue mix. First, the fee-based businesses, which account for 58% of adjusted revenues, grew 10% in the first half of the year, compared with the first half of 2006.

Second, our low-cost deposit franchise, which accounts for 26% of adjusted revenues, grew 30% year to date.

Third, lending – the smallest contributor at 16% – grew 13%.

Of course, each of these growth percentages are impacted by Mercantile, but to a much greater extent in net interest income rather than fees due to the current business mix.

Overall, we are differentiated by our well-balanced, higher-quality, diverse revenue stream, which requires relatively less credit capital than our peers.

Now digging deeper into non-interest income, organic growth and the Mercantile acquisition contributed to increases in most of our fee income categories. And most important is that each of our customer-driven fee income categories increased – both on a linked quarter and year over year basis, with or without Mercantile.

For example, asset management revenues increased 14% on a linked quarter basis from a combination of client acquisition and market growth in our wealth management franchise, strong growth from BlackRock, and, of course, the Mercantile acquisition.

Brokerage revenues also increased 9% on a linked quarter basis.

Fund servicing revenues increased 3% linked quarter due to the successful conversion of two new significant client wins during the quarter, growth from existing clients, and market appreciation.

We saw high teen increases in consumer service fees and service charges on deposits versus the linked quarter attributed to the success we’ve had in growing our customer base, deepening existing relationships, and focusing on being a leader in the payments space. The Mercantile acquisition, of course, also added to this growth.

And corporate services fee revenue grew 11% over last quarter due to growth in commercial mortgage servicing income, higher treasury management fees, and M&A advisory services.

On the other hand, private equity gains and trading met expectations for the first half, but were down considerably in the second quarter versus a very strong first quarter. Although private equity results can be lumpy, we still expect full year private equity revenues to reach $60 million.

And while client trading activity was stable, our proprietary trading activity was down from a strong first quarter. We still believe you can expect to see an average of $45 million of trading revenue on a quarterly basis.

So all in all, we delivered double-digit noninterest income growth despite the weaker results in private equity and trading.

Our next largest contributor to revenue is our deposit franchise, where we again are differentiated by our ability to gather low cost deposits through multiple channels. And we’ve been successful in growing our noninterest bearing deposits in each of our major channels, including consumer, business banking and Midland.

Our smallest contributor to revenue is lending, where the market is still characterized by narrow spreads. However, we continue to see good origination volumes and we continue to sell credits that don’t meet our risk/return criteria.

Now regarding net interest margin, we performed as expected. On a year to date basis, our margin increased 7 basis points primarily due to the benefit of Mercantile.

In summary, I’m pleased with our business mix, the 15% growth in year to date revenues and the revenue growth momentum we have created. These trends demonstrate the strategic value of building a diverse revenue stream that, when assembled, can produce strong consistent growth and confidence in our outlook for the future.

Our second key takeaway today is that while revenue growth is essential, the other important component of creating positive operating leverage is disciplined investing and expense management.

This has been accomplished with 12% adjusted expense growth – only 3% of which is attributable to PNC without Mercantile. As you can see, this has produced strong positive operating leverage for the first six months.

Relative to the “One PNC” initiative, I’m pleased to report we delivered on the $400 million goal. We launched this initiative two years ago not only as a heightened recognition to deliver better results for our shareholders, but also because we knew that the prevailing winds such as low credit costs, would not be at our backs for long. This quarter is a great example.

But the most important outcome of the “One PNC” initiative is the culture we’ve instilled with our continuous improvement program and how it is delivering positive operating leverage while we continue to fund investments in our business, such as branch expansion, online banking, branding, new or enhanced products in areas like credit card and consumer mortgages, and emerging products in treasury management, such as e-Health, and at PFPC, such as alternative investments.

Going forward, we expect to see cost saves related to the Mercantile transaction in the fourth quarter following our September conversion, and we should recognize a pre-tax gain between $20 to $30 million resulting from the BlackRock issuance of shares for the pending acquisition of Quellos Group. It all depends on where the BlackRock share price is at on the closing date.

Now despite the industry climate, our outlook for the year over year growth has not changed. We still expect that adjusted taxable-equivalent net interest income will grow in the mid-20% range and adjusted noninterest income to grow in the low teens. This will deliver total adjusted revenue growth in the high teens.

On the other hand, adjusted noninterest expense growth is expected to grow in the low teens. Thus, we are still positioned to reach our goals, creating positive operating leverage from 2006 to 2007 on an adjusted basis.

And as we previously disclosed, we still expect further merger and integration costs to impact PNC’s earnings in 2007. These charges will be approximately $30 million after tax in the third quarter and $8 million after tax in the fourth quarter.

We also expect to take a one-time, after-tax charge of $27 million related to the Yardville transaction in the fourth quarter of 2007, and we will continue to exclude gains or losses related to the mark-to-market of our BlackRock LTIP obligation from our adjusted earnings.

Now let’s turn to the third key takeaway for today’s session. PNC is well positioned from a risk perspective. If you recall, last quarter, we lowered our expectations on default probabilities, resulting in a lower provision for credit losses than originally anticipated.

This quarter our provision – as expected – returned to a more normal level of $54 million and our net charge-offs were $32 million.

Now, unrelated to the provision increase, NPAs [nonperforming assets] increased also, principally as a result of aligning Mercantile’s credit exposure with PNC’s risk rating criteria. Essentially, the reserve levels for Mercantile’s credit portfolio were adequate.

Overall, exposures remain granular and NPAs to total loans and our reserves to total loans remain consistent with our disciplined approach to credit. Our exposure to subprime borrowers on and off our balance sheet continues to be relatively low, and we will continue to expect minimal losses.

The residential mortgage loans we recently added to our balance sheet are of the highest quality. The bottom line is that our asset quality remains very strong.

Now turning to interest rate risk, our duration of equity ended the quarter at approximately 3.2 years positive. The increase from the prior quarter was primarily driven by the increase in interest rates and the addition of the higher quality residential mortgage loans.

We continue to believe we are well positioned for the current interest rate environment and have adequate balance sheet flexibility to respond to changing market conditions.

Our fourth and final key takeaway relates to our capital flexibility. We are in an excellent position as it pertains to capital. We have created capital flexibility both from an economic and a regulatory standpoint.

This flexibility allowed us to return $395 million of capital to our shareholders by buying back 5.4 million shares in the first half of 2007, increasing our second quarter common dividend by 15%, and then at the same time, we’ve been investing in our businesses, expanding our product capabilities through the acquisition of ARCS and preparing to expand our distribution capabilities through the pending acquisitions of Yardville and Sterling.

As it relates to Sterling, this will be another effective use of our capital and consistent with our strategy of in-footprint acquisitions, with a 15% internal rate of return. Given our earnings momentum, our demonstrated ability to execute, and our disciplined use of capital, we remain confident that we will have the capital flexibility necessary to complete the $800 million share repurchase program in 2007.

So in summary, despite very challenging market conditions, we are confident we will continue to deliver solid results for the remainder of 2007.

With that, I’ll turn it back to Jim.

Jim Rohr: Thank you, Rick. In closing, it was a solid quarter for our key businesses – and the first half of the year was really an excellent first half in total.

We will remain focused on the key strategies that have delivered these results in attracting, acquiring and retaining, and deepening our customer relationships and we’ve positioned ourselves to create positive operating leverage through growing the businesses and through a disciplined expense management.

As Rick said, we’ll maintain a focus on a moderate risk profile and adhere to our disciplined capital deployment strategies. And, we believe that we will remain within the expectations of the market for the rest of the year.

With that, we would be happy to answer your questions.

Bill Callihan: Operator, if you could give our participants the instructions, please?

Operator: At this time, I would like to remind everyone, if you would like to ask a question, press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of John McDonald with Bank of America.

Jim Rohr: Good morning, John.

John McDonald: Hi, good morning. Just to clarify Jim’s comments about expectations for the rest of the year. I assume that means you’re comfortable with the third and fourth quarter estimates. You said full year, right? I guess we’ve got to take out kind of the miss this quarter. Is that right?

Jim Rohr: No, we believe we’ll be within the range of expectations for the full year – including this quarter.

John McDonald: Including being 10 cents light this quarter.

Jim Rohr: On the adjusted earnings, yes. The adjusted earnings.

John McDonald: Okay, okay. So that kind of implies you’d do better in the third and fourth than what people were expecting.

Rick Johnson: Not really, John, because I think if you look at the first quarter we did well better on an adjusted basis in the first quarter.

John McDonald: Okay.

Rick Johnson: Yeah.

John McDonald: Okay. So you’re comfortable with the existing ’07 consensus.

Jim Rohr: Yes.

Rick Johnson: Yes. That’s correct.

John McDonald: Okay. Second thing is – I may have missed it. Did you comment about further deal activity from here? I heard about kind of completing what you have on your plate and continuing to do the buybacks. Do you stay on hold now for deals for awhile or would you still contemplate further deals?

Jim Rohr: That’s a very good question. Assets are – these franchises are actually sold, not bought. If you looked at the map two years ago – we could all look at it – you look where we were weak in those three rich counties, and in New Jersey you would have said that Yardville Bank would be a great acquisition to fill in there. But at that point in time, frankly, the stock was too pricey and it wasn’t for sale. Two years later it was for sale and it was for sale at a more reasonable price. Actually less than market, which is kind of interesting.

But anyway, the Sterling Bank, if you looked at the map, also you would find that our weakest position in Pennsylvania has always been in the York and Lancaster County areas where we have very little presence and frankly that’s the fastest growing part of Pennsylvania and it ties together with the Baltimore/Philadelphia franchise that we have, so the Sterling – especially given the size of Sterling – fits that criteria just right.

So they fit in like wonderful pieces to a puzzle and we were able to acquire them with the right internal rate of return.

John McDonald: But is your plate full now, Jim? Do you have integrate these before looking at further things or do you still have capacity?

Jim Rohr: Actually we’re focused on integrating these right now and I’m not currently talking to anybody seriously about doing anything else at the moment. But frankly what happens is these things come up for sale and if the fit is good and the financials are good then you have to consider them. But quite frankly we didn’t think either one of these things would have been for sale six months prior to the discussion, so you just never know.

John McDonald: Okay. And Rick, could you give a little discussion around the impact to Sterling just in terms of earnings, what you’re assuming and in terms of earnings impact and cost saves and kind of what the earnings outlook you have for them is?

Rick Johnson: At the moment we’re expecting to close in the first quarter of 2008. We won’t be able to convert this probably until the third quarter of 2008. So you’re not going to get a lot of savings in 2008. So we’ll probably be dilutive by about 6 cents. We’ll be down related to that.

In terms of the ongoing – and then obviously, we will be accretive clearly in 2009 related to that transaction – the one-time charges related to the deal are about $28 million after tax.

John McDonald: And do you have any sense of the ’09 accretion amount? Accretion?

Rick Johnson: It’ll be about 3 cents in 2009 and then going up from there.

John McDonald: Okay, and do you know, what do you calculate as the tangible book value of Sterling?

Rick Johnson: Well, that’s always a good question. Clearly, the tangible book value of Sterling was about $236 million as of the end of last year, and as we’ve looked through this analysis, obviously you’ve got to recognize that they are considering a charge between $145 to $165 million. So we would assume the higher end of that as a charge to that. But then, in all of our analysis, we assumed that we had to bring them back to a well-capitalized bank, and so we assume that we would have to inject $125 million back into them and that was in our IRR analysis, as well.

John McDonald: Okay. Last question, what was weak about trading this quarter?

Rick Johnson: Two things – one is just a couple of relative arbitrage positions that went against us, some positions that I'm sure the group is hoping will return and respond. The second thing is we often put on positions to hedge our portfolio. And as you know, the portfolio doesn’t get mark-to-market treatment, but those hedges do, and it went against the hedge rather than going against the portfolio as a whole. So net-net, it’s a real positive for us, but the fact is, all you see in earnings is the loss related to the hedged position.

John McDonald: And the positive comes through in what format?

Rick Johnson: Well, it comes through in the form of NII over time.

John McDonald: Okay, and so this is more on the prop side than customer flow trading issue side?

Rick Johnson: Absolutely, our customer revenue stream has been very stable.

John McDonald: Okay, thanks.

Bill Callihan: Next question, please.

Operator: Your next question comes from the line of Gary Townsend, Friedman Billings & Ramsey.

Jim Rohr: Morning, Gary.

Rick Johnson: Morning, Gary.

Gary Townsend: Good morning. I’d like to talk more about the Sterling acquisition if we could. Was this a negotiated transaction? Was it an auction?

Jim Rohr: No, there were other bidders.

Gary Townsend: There were other bidders? And, you’re paying about an 80% premium to the stock – or to yesterday’s close. What brings you to a conclusion that this is a good price here?

Rick Johnson: When we look at, first of all, when we look at the market price, this is a pretty thinly traded stock and quite frankly, there were so many uncertainties, given some of the irregularities they had before that we just don’t feel that the current market price is a good indication. We focused much more on the deposit premium, where we believe it’s about a 21% deposit premium, and also we focused on the last 12 months earnings, which we obviously went back and adjusted so the business that had the irregularities – and we felt that that was about 22 times earnings.

So we felt very good on those bases that given the situation of where this fits and what kind of cost saves we can get and given the fact that the core bank is actually a very good institution, we felt that this was a good deal.

Gary Townsend: I'm not familiar with it, but the loan-to-deposit ratio with Sterling?

Rick Johnson: Basically about 100%, somewhere around there. I can get the exact number for you.

Jim Rohr: The loan portfolio, ex the leasing book, is a very excellent credit quality.

Rick Johnson: Yes.

Bill Callihan: All right? Anything else, Gary?

Gary Townsend: That’s all. Thank you.

Bill Callihan: Next question, please?

Operator: Your next question comes form the line of Matthew O’Connor with UBS.

Matthew O’Connor: Morning.

Jim Rohr: Morning.

Matthew O’Connor: If I could just follow up on John’s question regarding earnings at the back half of the year. If I have my math right, it seems like a pretty steep increase to the mid, kind of, $1.40s. I'm just wondering if you could walk through what some of the drivers will be from the $1.25 right now, obviously, we have to add back the 4-cent lease charge, so how do you get from the roughly $1.30 to $1.45 average for the back half of the year?

Jim Rohr: Well a big part of it – and especially in the fourth quarter – are the cost saves from Mercantile. We can – we are getting some detail on that right now. Rick?

Rick Johnson: Thank you, Jim. Let me just make one thing clear. As Jim said, we’re very comfortable with the range of what’s out there today in terms of the full year, and what we’re going to see is obviously a good step up in the fourth quarter related to Mercantile cost, but we’re still seeing really good, fee income growth, particularly where it relates to the customer activities and we’re still feeling very good about our ability to manage expenses. And while we’ve had the provision go up and we think we’re at a more normal level, we don’t see that going up dramatically from this stage. So I think taking that all together we feel very comfortable we can deliver improved results for the next couple of quarters.

Jim Rohr: I mean, if you take the business results that we have for the quarter, and we’ve given you what we think are normalized numbers for trading and for private equity, which we don’t have any reason to believe that those won’t return and I would not expect that we would have the same – in terms of, we wouldn’t have the same charge for the cross-border leasing, obviously.

That gets you to a much higher number than we had for the quarter and then in the fourth quarter you add the cost saves that we had from Mercantile, and really, it doesn’t really stretch the imagination to think that we’ll be within the range.

Matthew O’Connor: Okay and just to be clear, I think the range is somewhere in the $5.40 to $5.60 range, $5.70, somewhere in that range?

Rick Johnson: Yes, correct.

Matthew O’Connor: Okay. And just separately, when I look at the credit trends overall, I thought they were pretty good, excluding some of the alignment of the two policies, so I'm a little surprised of the reserve built here. I mean it seems like that’s part of what contributed to the miss. I'm just wondering if you could provide a little more color on that. Also the loans, ex the 1-to-4, were flat, so it doesn’t seem like you’re providing for the growth.

Rick Johnson: Well, we had charge-offs of about $32 million, and I think on top of that, we did have about a 3% increase in our overall credit exposure, and then that drove a piece of that increase, as well, beyond that. So, marginal movement in terms of the overall credit quality of the book. So it was primarily loan growth and loan exposure growth, which has actually driven the provision.

Jim Rohr: It really is kind of a formula-driven thing here, but based upon credit, but if you take out the situation with Mercantile, whether we just brought them in alignment, credit quality is extremely stable.

Matthew O’Connor: Okay.

Jim Rohr: And remarkably good level.

Matthew O’Connor: Okay, just lastly here. A lot of other banks are reporting strong venture capital and it tends to be pretty lumpy at the banks and change quarter to quarter, but any impact from the subprime CDO any stuff that we’re reading about in the papers in terms of either your venture capital book or your trading portfolio?

Rick Johnson: No, we’ve done an extensive review of all of our exposures related to subprime and we’re extremely comfortable. First of all, they’re very minimal and we expect the amount of loss associated with them to be very small. So we’re not worried about subprime at all.

Matthew O'Connor: Thank you.

Rick Johnson: The other thing to point out, which does affect the lumpiness of the private equity, is we did have one private equity investment in there, which we ended up writing off this quarter. If we hadn’t written that off, we would have been consistent with what we said in the past, $15 to $20 million range. So one item made up that quarter.

Matthew O'Connor: Okay, thank you.

Bill Callihan: All right? Next question, please.

Operator: Your next question comes from the line of Ed Najarian with Merrill Lynch.

Jim Rohr: Good morning, Ed.

Rick Johnson: Morning, Ed.

Ed Najarian: Good morning, guys. I just wanted to follow up with one quick question. I just want to make sure I heard you correctly. In terms of Sterling, you said that your expectation is that it would be about 6 cents dilutive to operating EPS in ’08 and then 9 cents – excuse me, 3 cents accretive in ’09?

Rick Johnson: That is correct, Ed.

Ed Najarian: Okay.

Rick Johnson: That excludes the one-time charges which we also mentioned.

Ed Najarian: And the one-time charges are obviously merger-related charges, but then for the recapitalization, will that somehow impact the income statement or does that just come through purchase accounting adjustments, or how does that work from an accounting standpoint?

Rick Johnson: It’s just internal analysis to determine how much capital we’d have to put in to make all the rest of the calculations seem reasonable. Couldn’t look at this company without the proper amount of capital in it, so we put the $125 back in, in order to do the IRR calculation. That was one of the cash flow items we would have had in our analysis up front.

Ed Najarian: That would be a cash flow item, but not an item that would impact the income statement.

Rick Johnson: That’s correct.

Ed Najarian: Okay, thanks.

Bill Callihan: Next question, please?

Operator: Your next question comes from the line of Jon Balkind with Sandler O’Neill Management.

Jim Rohr: Good morning, Jon.

Jon Balkind: Good morning, guys. Just a couple of clarifying questions. One, on the Sterling deal, I just want to make sure I have the numbers right. At $236 million of tangible book value, and then they have to take an incremental charge – I missed that number.

Rick Johnson: There was a range announced of $145 to $165 million. And we have taken a charge of $165 million in our analysis.

Jon Balkind: So is the right way to think about it, that you guys paid seven times tangible book value for this company?

Rick Johnson: No, because you have to put back in the $125 million of – the assumption we had around how much more capital would you have to put back in the company. So what I would do is increase the consideration to a number like $690 million and increase tangible equity to $196 and I’d get probably more around 350%.

Jon Balkind: Okay, and then, Jim, for you, and this follows up on John McDonald’s question, in terms of your capacity to do more deals, are you telling us that you’re not going to do more deals or that you’re focused on this, but if something comes up, you’ll definitely consider it?

Jim Rohr: I think it’s the latter. We’re focused on doing these things. Mercantile is our number one priority. We’ve got a lot of people down there right now working on the conversion. We’ve been putting incremental resources in the Mercantile product specialists. And those things are really working well. Both Yardville and Sterling are smaller transactions. The conversions won’t take place until second or third quarter of next year, so we’ll have good teams of people coming from the large Mercantile acquisition to be able to go and work on those.

We’re really not out hunting, hunting, hunting, so to speak, on the acquisition front. We weren’t looking for these two either, but frankly when they came up for sale – both for different reasons. I mean the Yardville one, you had some shareholder unrest there which brought that opportunity up and it wasn’t certainly because we went over there with a big wallet that tried to add a premium on top, it was just the opposite.

And of course, the fraud situation with Sterling – changed the direction of that firm. So you just never know about these unusual items. So who knows what will come up down the road. That’s why you can’t say, “Never say never,” but our focus really is on getting these to work.

Jon Balkind: Okay, and if something does come up, is there a size constraint of something that you’d be willing to do?

Jim Rohr: I really can’t comment on that, but the Yardvilles and the Sterlings, I think, have low execution risk, knock on wood, and have a high component of cost saves, which generates more confidence, at least, from my point of view, that the internal rate of return can be achieved. You never give us any credit, and so we bother not giving ourselves any credit for new revenues, but frankly we get them, because the treasury management and brokerage business and whatever that we put into the small banks. So I think the issue for us is these small ones have fit very nicely.

Jon Balkind: Great. Thanks, Jim.

Bill Callihan: Next question, please?

Operator: Our next question comes from the line of Matt Schultheis with Ferris Baker Watts.

Jim Rohr: Good morning, Matt.

Rick Johnson: Good morning, Matt.

Jason Funk: Good morning. Actually, Jason Funk stepping in for Matt here.

Jim Rohr: Hi, Jason.

Jason Funk: Just a couple of questions, the $3.3 billion in total assets – how much of that was earning assets on the Sterling deal?

Rick Johnson: Well, you had $2.2 billion worth of loans in there, and then the portfolio was approximately about a half a billion.

Jason Funk: Okay, what kind of goodwill is going to be generated from this deal?

Rick Johnson: It’ll be pretty close to the purchase price.

Jason Funk: Okay.

Jim Rohr: Any other questions, Jason?

Jason Funk: Sorry. As far as cost savings, did you guys have an estimate going forward? I may have missed it.

Rick Johnson: Yes, we’re looking at about 38% cost saves on the Sterling deal.

Jason Funk: All right. Great, thanks guys.

Bill Callihan: Next question, please.

Operator: Your next question comes from the line of Nancy Bush with NAB Research, LLC.

Jim Rohr: Good morning, Nancy.

Rick Johnson: Good morning.

Nancy Bush: Gosh, guys, I hardly know where to start. In this ramp-up of earnings in the second half of the year from sort of $1.30 to the mid $1.40s or so, Rick, does the arb position that went against you this quarter, does that have to correct and you get something back there for these numbers to be achieved? Can you just kind of elaborate on that?

Rick Johnson: Well, I guess the first thing I guess I’d like to comment on is we had adjusted earnings of $1.38 in the first quarter and adjusted earnings of $1.25 in the second quarter. I think if you take those two items, we still feel comfortable with the range for the whole year, just so you understand what numbers we’re working with in coming up with that. So we think our adjusted numbers will hit the range that you have today. Okay?

Nancy Bush: Okay, you’re talking about this $5.40 to $5.70 or whatever the range is for the year?

Rick Johnson: I believe it’s $5.40 to $5.60.

Nancy Bush: $5.60, okay.

Rick Johnson: And I think, no, it’s not dependent on just that one trading position. I think we’ve got a lot of other momentum and a lot of other revenue lines. That just happens to be one piece, what people are looking at, and from one day to the next, people can unwind the position. So I think we’ll let the traders do what they do and I'm sure as they have every other quarter, they’ll come up with improved results as we move forward.

And I do believe on the private equity, as I’ve said, that was a really unusual item to have such a large one item charged off in a quarter. Otherwise it would have been pretty solid performance. So I’ve got a lot of confidence there, too.

Nancy Bush: Yeah, that was going to be my other question. How did you manage to find the one private equity deal in the entire industry that got written off this quarter?

Jim Rohr: I had the same question.

Nancy Bush: I mean, was this is an old deal that had been on the books for a long time?

Rick Johnson: It was a very old deal, and we just were at a stage where we just didn’t want to put any more money in and so as a result our position changed and we wrote it off.

Nancy Bush: Okay, and also for those of us who haven’t looked at Sterling in about a million years and didn’t even remember the name, frankly, can you tell us what happened there? What was the irregularity?

Jim Rohr: Well, they had a leasing company that they had acquired, and they frankly allowed it to run rather autonomously, to say the least. And they generated a great deal of loans that evidently were fraudulently originated, and the 10-K I believe they signed in mid-April or late April and then in May they came back and said that they were going to have to take a very large charge related to this entity.

And so, it really kind of changed the course of the company because it certainly wasn’t interested in selling. Also, they’re going to have to go back and restate the prior years, as well, because they really left the – I mean from the outside looking in, we can’t speak on their behalf, but the fact that they’ve restated their ’04, ’05 and ’06 earnings….

Rick Johnson: They’ll have to.

Jim Rohr: They have to do that. It kind of tells you that they allowed that leasing company to run very autonomously and there’ll be a lot of noise around that for a while. Quite frankly, the branches that they have in the York/Lancaster area have won a number of awards from different magazines for how successful they’ve been. So that was the thing that was always interesting to us, not an out-of-market leasing company that we were not particularly enamored with in the first place and have really no need for. So it’s the branches and the branch franchise that’s always been of interest to us.

Nancy Bush: Yeah, that kind of harkens back to the good old days of Pennsylvania banking, doesn’t it, Jim?

Jim Rohr: Yes, those are the good old days. You go back too far with us.

Nancy Bush: Yeah, I know.

Jim Rohr: But we make a lot of money in Scranton right now. I want to tell you that, Nancy.

Nancy Bush: Somebody’s got to. You’re going to close in the first quarter of ’08, but not convert until the third quarter. That seems a bit long for you guys. Is there some reason for that?

Jim Rohr: That’s the assumption that we have right now.

Nancy Bush: Okay, so you kind of don’t know yet, really?

Jim Rohr: Well, we know we’ll do it by the third quarter. But we’ll have some other conversations around here, if we might be able to move it up. But we know we’ll have it done by the third quarter.

Rick Johnson: Nancy, the closing is going to be dependent upon them re-issuing those financials and getting regulatory approvals and all that. We just have to wait and see how that pans out.

Nancy Bush: I’m assuming you’re getting no management with Sterling?

Jim Rohr: Actually the management team is coming along. It’s kind of interesting, not all of it, but a significant portion of it, the ones that run the branch franchise are people that actually we’ve known. A couple of them we’ve tried to hire over the years; we really like them. The people that manage the leasing company, that’s a whole other story.

Nancy Bush: Okay, thanks guys.

Bill Callihan: All right; next question, please?

Operator: Our next question comes from the line of Jennifer Thompson with Oppenheimer.

Jennifer Thompson: Hi, good morning everyone.

Jim Rohr: Good morning.

Rick Johnson: Good morning, Jennifer.

Jennifer Thompson: I was wondering if just from your perspective how you think about these two recent deals that you’ve done, Sterling and Yardville, where do each of them fall within the risk spectrum versus each other and maybe past deals that you’ve done, whether you want to talk about, I mean both of them are probably low integration risks, but maybe uncertainty of what might happen at the company’s, their books, et cetera. And how much due diligence did you do for Sterling versus Yardville?

Jim Rohr: We did a lot of due diligence in both cases. So we went through many files and a number of other things, so we’ve had the opportunity to do a lot of due diligence in both. But when you look at Yardville, here you have a bank that sits right in the middle of the existing franchise that we have.

We looked at their customer base, and I think really the execution risk there is all around integration, not really anything else. In terms of Sterling, there’s two kinds of risks. One is the legal risk around the shareholder suits and I think we’ve got a good idea and a good handle on how you manage that. We’ve done those kinds of things before with Riggs obviously being much more significant than this.

And the other part is rally managing what’s left of the leasing company portfolio. And after the big charge, there just isn’t much left of that leasing company portfolio and we think we’ve got some people that know how to do that.

We’ve got a nationwide secured lending business that has a lot of very talented people that can attack what is a relatively small portfolio today.

Right now it think it’s on the books at $61 million and they’ve got some reserves against that and we’ve got some consideration in the deal for some flexibility in managing that as well. So we’re comfortable with different kinds of risks relative to the overall size of PNC, both small, and I think things that are very manageable.

Jennifer Thompson: Okay, great. Just in terms of cost savings, I think you said you’re estimating about 38%, which sounds on the high side of even an in-market deal. Is there a lot of overlap, or is it more back office or just...?

Rick Johnson: Always, we’ll take a lot of back office, but we’ve got 16 branches overlap. So we’re really very comfortable with that 38%. You think of the placement here, as we said, it’s a good extension between Harrisburg, Philadelphia and Baltimore and obviously between all of those, we have some overlap there and there’s cost to be taken out there.

Jennifer Thompson: Great. Thanks very much.

Jim Rohr: Sure.

Bill Callihan: Next question, please?

Operator: Your next question comes from the line of Mike Mayo with Deutsche Bank.

Jim Rohr: Mike, how are you?

Mike Mayo: Good. Good morning. Last quarter you told us how much dilution to earnings there was for Mercantile. So what was it last quarter again and compare that to this quarter?

Rick Johnson: Last quarter it was 2 cents, and this quarter it’s 2 cents. You can probably expect the same in the third quarter, and then we’ll start to see some turnaround in the fourth because of the cost saves coming out.

Mike Mayo: I'm looking at Page 18 of the release where you say “Impact of Mercantile Acquisition”…

Rick Johnson: Yes.

Mike Mayo: …“Income Statement Data,” so it’s the chart on the bottom of Page 18.

Rick Johnson: Okay.

Mike Mayo: I'm looking at the column “PNC excluding Mercantile”, and what I see in that column is that revenues are down $53 million linked quarter. And expenses are up $16 million linked quarter. And I'm just wondering as you think about generating positive operating leverage, kind of, what’s going on there?

Rick Johnson: Yeah, well that’s exactly, that’s the private equity and the trading numbers which are down on a quarter to quarter basis and I think from the...

Mike Mayo: Well, even if you add that back, revenues would then be zero, would be flat, and expenses would be up $16 million.

Rick Johnson: Well, I’ll tell you why expenses are up $16 million. We basically had a step up in our branding investment, so that was half of the increase, and the other half of the increase was the fact that our brokerage business has actually had a very good quarter and I think you can see that with the growth in brokerage revenue.

Maybe the other item, I guess, probably affecting that, overall is the commercial mortgage market and we do a number of transactions in terms of generating gains through the securitization of commercial mortgages and those revenues are off. I think if you look at the bottom of the page on the Corporate & Institutional, you see that those numbers are off about $8 million, as well.

Mike Mayo: And then a question I get a lot is, “Would you guys sell PFPC?” How do you think about that decision, which businesses to keep and which to sell?

Jim Rohr: We’ve looked at that for a long period of time. As you see, PFPC has done extraordinarily well and just had a great quarter again. So we’ve often said that we would sell PFPC if we thought that it could not perform in its current state because people always say, “Well, you don’t have enough scale.” Well, they’re one or two in every single product they have, and now they’re going global, and have been going global, and in the managed accounts, and offshore, they’re now over $100 billion in assets under administration, so quite frankly, they’ve done extraordinarily well, so I'm not sure why you would sell it, unless we wanted to help fund the budget deficit which would happen if we ever sold it.

Mike Mayo: And last question – I don’t know Sterling at all, but just based on what you said here, it’s going to be – it’s 3% of your size, but it’s going to be 1% dilutive next year. And that just seemed to be a lot of dilution for such a small acquisition.

Rick Johnson: It’s simply because of the timing of where it comes into the year and obviously you issue the shares early and can’t take the cost out until later in the year. I mean we’re going to continue to look at the integration plans and do the best we can to move that up. But that’s what you’re seeing there.

Mike Mayo: All right. Thank you.

Bill Callihan: Okay. Operator, any other final questions?

Operator: There are no further questions at this time.

Jim Rohr: Thank you very much, everyone for joining us.

Bill Callihan: Take care.

ADDITIONAL INFORMATION ABOUT THE PNC/YARDVILLE NATIONAL BANCORP TRANSACTION

   The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC's Web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.